EXHIBIT 99

                       MAHANAGAR TELEPHONE NIGAM LIMITED
                       ---------------------------------


     THE BOARD OF DIRECTORS OF MTNL HAVE TAKEN ON RECORD THE UNAUDITED FINANCIAL RESULTS FOR THE 2ND QUARTER ENDED ON 30.9.2004. MTNL HAS MADE AN IMPRESSIVE PERFORMANCE DURING THIS QUARTER ENDED 30.9.2004 DESPITE STIFF COMPETITION FROM OTHER OPERATORS BOTH IN DELHI & MUMBAI. THE REVENUE HAS COME DOWN ONLY BY 10.33 % AS INCOME FROM SERVICES DURING THE SECOND QUARTER OF 2004-05 WAS RS. 13931.31 MILLION AS COMPARED TO RS. 15535.76 MILLION DURING THE CORRESPONDING QUARTER OF PREVIOUS YEAR ENDED ON 30.9.2003.

     THE STAFF EXPENSES DURING THIS QUARTER ENDED ON 30.09.2004 HAS GONE UP TO RS. 4936.57 MILLION I.E. BY RS. 1536.86 MILLION AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR ENDED ON 30.09.2003. THIS IS MAINLY DUE TO ABSORPTION OF GROUP B EMPLOYEES WHICH WAS NOT CONSIDERED IN THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR AND ALSO ON ACCOUNT OF INCREASE IN PROVISION OF PENSION LIABILITY.

     MTNL HAS MADE A NET PROFIT OF RS. 2078.66 MILLION DURING THIS QUARTER AS COMPARED TO RS. 2230.93 MILLION DURING THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR ENDED ON 30.09.2003 AND THUS THE NET PROFIT DURING THIS QUARTER HAS GONE DOWN BY RS.152.27 MILLION WHICH IS EQUIVALENT TO 6.83% AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR.

     AGAINST OTHER INCOME OF RS. 510.70 MILLION DURING THE SECOND QUARTER OF THE PREVIOUS YEAR ENDED ON 30.9.2003 , THE COMPANY HAS EARNED A REVENUE OF RS.1131.90 MILLION DURING THIS QUARTER ENDED ON 30.9.2004 WITH AN INCREASE OF RS.621.20 MILLION I.E BY 121.64%.

     THE ADMINISTRATIVE / OPERATIVE EXPENSES DURING THE CURRENT QUARTER ENDED ON
     30.9.2004 HAS BEEN REDUCED TO RS.2304.81 MILLION AS COMPARED TO RS. 2876.73 MILLION DURING THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR I.E. BY RS.
     571.92 MILLION .



                                                                        FOR MTNL


                                                            AUTHORISED SIGNATORY

     NEW DELHI
     30.10.2004

                                                                      ANNEXURE-A

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          (A GOVT.OF INDIA ENTERPRISE)
      UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE THREE MONTHS ENDED
      --------------------------------------------------------------------
                                   30.09.2004
                                   ----------

                                                                                                         (Rs. in Million)
--------------------------------------------------------------------------------------------------------------------------
  SL.NO.             PARTICULARS                    Q 2          Q 2            H 1           H 1           YEAR ENDED
                                                  2004-05       2003-04        2004-05       2003-04        31.3.2004
                                                 UNAUDITED     REVIEWED       UNAUDITED      REVIEWED        (AUDITED)
--------------------------------------------------------------------------------------------------------------------------
   1                       2                         3             4              5              6             7
--------------------------------------------------------------------------------------------------------------------------

1          Net Income from Services               13,931.31     15,535.76      27,858.44     30,823.96       63,695.99
2          Other Income                            1,131.90        510.70       1,840.69        961.70        3,143.31
           TOTAL INCOME                           15,063.21     16,046.46      29,699.14     31,785.66       66,839.30

3.      A  Staff Cost                              4,936.57      3,399.71       9,695.67      6,734.27       16,193.70
        B. Revenue Sharing                         2,160.11      2,278.99       3,692.44      4,270.35       11,822.79
        C. Licence Fee                             1,224.74      1,607.59       2,515.95      3,566.14        6,429.58
        D. Admn./Operative Expenditure             2,304.81      2,876.73       4,719.85      5,077.62        9,749.57
           TOTAL OPERATIVE /OTHER EXP             10,626.23     10,163.02      20,623.91     19,648.38       44,195.64
4          EBITDA                                  4,436.98      5,883.44       9,075.23     12,137.28       22,643.66
5          Depreciation                            1,452.68      2,331.41       2,867.24      4,587.80        5,437.95
6          Interest                                   70.58         75.73         178.88        160.65          346.20
7          PROFIT BEFORE TAX                       2,913.72      3,476.30       6,029.11      7,388.83       16,859.51
8.      A. Provision for Taxation                    692.95      1,100.29       1,731.39      2,219.73        3,753.71
        B. Provision for Deffered tax                   142        145.08        (120.04)       290.16          759.77
9          PROFIT AFTER TAX                        2,078.66      2,230.93       4,417.77      4,878.94       12,346.03
10         Prior period adjustments                      -                            -             -           841.25
11         NET PROFIT                              2,078.66      2,230.93       4,417.77      4,878.94       11,504.78

12         PAID UP EQUITY SHARE CAPITAL
           FACE VALUE OF RS.10/-EACH.                                                                         6,300.00
13         RESERVES EXCLUDING
           REVALUATION RESERVE                                                                               96,976.28
14         EPS
           BASIC/DILUTED (IN RS.)                      3.30          3.54           7.01          7.74           18.26
15         AGGREGATE OF NON-PROMOTER
           SHAREHOLDING:-
        A. NUMBER OF SHARES                                                                                    275627260
        B. PERCENTAGE OF SHAREHOLDING                                                                              43.75%
--------------------------------------------------------------------------------------------------------------------------

NOTES:

     1 THE ABOVE RESULTS HAVE BEEN TAKEN ON RECORD BY THE BOARD OF DIRECTORS IN THEIR MEETING HELD ON 30-10-2004.

     2 DURING THIS QUARTER, THE PROVISION FOR DOUBTFUL DEBT HAS BEEN MADE FOR DEBTORS OUTSTANDING FOR MORE THAN 2 YEARS AS AGAINST 3 YEARS EARLIER.THE PROVISION IS MADE NET OF DEPOSITS

     3 REVENUE SHARING OF THE CURRENT QUARTER INCLUDE RS.181.6MILLION PAYABLE TO BSNL PERTAINING TO PREVIOUS YEARS

     4 PREVIOUS PERIOD/YEAR FIGURES HAVE BEEN REGROUPED/ REARRANGED WHEREVER NECESSARY

     5 THE STATUS OF INVESTOR COMPLAINTS RECEIVED AND DISPOSED OFF DURING THIS QUARTER ENDED ON 30.09.2004 IS AS UNDER:

          COMPLAINTS PENDING AT THE BEGINNING OF THE QUARTER                 3

          COMPLAINTS RECEIVED DURING THIS QUARTER                          140

          DISPOSAL OF COMPLAINTS                                           125

          COMPLAINTS LYING UNRESOLVED AT THE END OF THE QUARTER             18


PLACE: NEW DELHI                            FOR AND ON BEHALF OF THE BOARD
DATE : 30.10.2004

                                                           R.S.P SINHA
                                                   CHAIRMAN & MANAGING DIRECTOR

        UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR
        ----------------------------------------------------------------
                      THE THREE MONTHS ENDED ON 30/09/2004
                      ------------------------------------

                                                                                                             RS. IN MILLION
-------------------------------------------------------------------------------------------------------------------------------
  S.NO                                                                     Q 2                Q 2              YEAR ENDED
                                                                         2004-05            2003-04            31.3.2004
                        PARTICULARS                                     UNAUDITED           REVIEWED           (AUDITED)
-------------------------------------------------------------------------------------------------------------------------------
   -                                                                         -                     -
   1. INCOME FROM SERVICES                                                   -                     -
      Basic Services                                                   13,295.06             15,094.51           61,826.14
      Cellular                                                            636.25                441.25            1,869.85
      Unallocable                                                            -                     -                   -
                                                                   ------------------------------------------------------------
                                                              TOTAL    13,931.31             15,535.76           63,695.99
      Less: Inter Unit Income                                                -                     -                   -
                                                                   ------------------------------------------------------------
      NET INCOME FROM SERVICES                                         13,931.31             15,535.76           63,695.99
                                                                   ============================================================

   2. SEGMENT RESULT BEFORE INTEREST/
       AND TAX
      Basic Services                                                    2,474.46              3,314.39           15,130.40
      Cellular                                                            113.97                (51.29)             495.00
      Unallocable                                                         395.87                288.93            1,580.32
                                                                   ------------------------------------------------------------
                                                              TOTAL     2,984.30              3,552.03           17,205.71

      Less: Interest                                                       70.58                 75.73              346.20

      Less: Prior period Items                                                                                      841.25
                                                                   ------------------------------------------------------------
      PROFIT BEFORE TAX                                                 2,913.72              3,476.30           16,018.26
                                                                   ============================================================

      Less: Provision for Tax                                             835.06              1,245.37            4,513.48

                                                                   ------------------------------------------------------------
      PROFIT AFTER TAX                                                  2,078.66              2,230.93           11,504.78
                                                                   ============================================================

   3. CAPITAL EMPLOYED
      (SEGMENT ASSETS - SEGMENT LIABILITIES)

         Basic Services                                                40,087.09             44,285.60           42,311.07
         Cellular                                                       2,798.91              1,263.23            1,939.44
         Unallocable                                                   70,442.61             54,752.43           64,660.34
                                                                   ------------------------------------------------------------
                                                              TOTAL   113,328.61            100,301.25          108,910.85
                                                                   ============================================================
